COMPASS Pathways plc announces financial results for third quarter 2020

Highlights include $146.6 million IPO, continued progress with phase IIb psilocybin therapy clinical trial, strengthened board and leadership team, and launch of Drug Discovery Center

Third quarter and post-period highlights:

Completed upsized initial public offering (IPO) on Nasdaq, raising $146.6 million

Continued to progress phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression (TRD)

Strengthened board and leadership team with appointments of Linda McGoldrick as non-Executive Director; Greg Ryslik as Senior Vice President, Data Science, Machine Learning and Digital Health Research; and Stephen Schultz as Senior Vice President, Investor Relations

Established Drug Discovery Center with the University of the Sciences in Philadelphia, PA

Conference call today at 1.00pm GMT (8.00am ET)
London, UK – 12 November 2020

COMPASS Pathways plc (Nasdaq: CMPS), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, today reported its financial results for the third quarter of 2020 and gave an update on recent progress across its business.

George Goldsmith, Chairman, CEO and Co-founder, COMPASS Pathways, said, “This has been a significant quarter, with an IPO that gives us the funds needed to advance our mission and transform mental health care. Recent hires for the company build further important expertise within our strong leadership team, including in data science and digital health, which will be core to the future of mental health care. We remain fully focused on execution of our phase IIb trial investigating our COMP360 psilocybin therapy for treatment-resistant depression and, with scientific partners in our recently established Drug Discovery Center, are also evaluating the potential of early stage compounds to address mental health challenges.”

Corporate highlights

In September 2020, we completed our IPO of 8,625,000 American Depositary Shares (ADSs) representing 8,625,000 ordinary shares at a price of $17.00 per ADS. This included 1,125,000 additional ADSs issued upon the exercise in full by the underwriters of their option to purchase additional ADSs. The total gross proceeds from the offering were $146.6 million. All ADSs sold in the offering were offered by COMPASS. The ADSs began trading on the Nasdaq Global Select Market on 18 September 2020.

Business highlights

We have continued to make steady progress with our phase IIb clinical trial of COMP360 psilocybin therapy for treatment-resistant depression. We are opening a new trial site in Berlin, Germany, this month, bringing our trial to 21 sites in 10 countries. While the COVID-19 pandemic has impacted our trial, our plan to report data from this trial in late 2021 remains unchanged. We are working closely with our trial sites to carefully assess the ongoing COVID-19 situation and will always put the safety of patients and our teams above everything else.

Our team has continued to expand and we have been pleased to welcome several new colleagues to our leadership team during the quarter and post-period. Linda McGoldrick joined our board of directors in September 2020, bringing healthcare and life sciences experience from a range of public and private companies, and non-profit organisations, including Financial Health Associates International, Zillion Inc, Veos plc, and Kaiser Permanente International. In 2018, Linda was appointed by the Governor of Massachusetts to serve on the state’s Health Information Technology Commission. Greg Ryslik PhD joined us on 9 November 2020 as Senior Vice President, Data Science, Machine Learning and Digital Health Research, and Stephen Schultz will join us on 1 December 2020 as Senior Vice President, Investor Relations. Greg is a data scientist and AI (artificial intelligence) executive; he is an instructor at Stanford Continuing Studies and has held senior positions at Mindstrong and at Tesla Inc. Stephen has more than 30 years’ experience in investor relations and joins us from GW Pharmaceuticals; he has previously held senior roles at Amarin Corporation, Acusphere, and Shareholder.com. Earlier in the quarter, Steve Levine MD joined us as Vice President, Patient Access; Steve was formerly Founder and CEO at Actify Neurotherapies. Sarah Bateup was appointed Head of Therapy Research and Training, having previously been Chief Clinical Officer at Ieso Digital Health.

On 5 August 2020, we entered into a sponsored research agreement with the University of the Sciences in Philadelphia, PA, to establish a Drug Discovery Center. The Center is exploring and developing optimised psychedelic and other early stage compounds targeting the 5HT2A receptor, a receptor in the brain that is recognised as a promising target in the treatment of mental health illnesses.

In July 2020, we were granted our second UK patent, adding to our US patent and German utility model, and including claims covering crystalline psilocybin, pharmaceutical formulations, medical uses, and a method of manufacturing. Our US patent, granted in December 2019, was the subject of a petition for post grant review, filed on 21 February 2020; the petition was dismissed on the merits on 20 August 2020.

We continue to work with a number of academic and other partners to accelerate research or to provide our COMP360 psilocybin for use in their independent studies. We are providing funding and support to the Aquilino Cancer Center at Adventist HealthCare Shady Grove Medical Center, in Rockville, MD, which recently launched the first clinical trial of psilocybin therapy with simultaneous administration and one-on-one patient support to treat depression in cancer patients.

Earlier this month, we joined the Psychiatry Consortium, an international collaboration of medical research charities and pharmaceutical companies focused on the challenge of identifying and validating novel drug targets to address the unmet therapeutic needs of people living with mental health conditions. We will work alongside Psychiatry Consortium members and academic partners to advance research projects, providing support through access to funding, expertise, and commercialisation know-how. The Psychiatry Consortium seeks project proposals from the global psychiatric research community via biannual open calls for applications - the next call for applications will open in January 2021.

Financial highlights

Cash position: We held cash and cash equivalents of $196.5 million as of 30 September 2020, compared with $67.6 million at 30 June 2020. This is expected to fund operations into 2023.
Research & development expenses: R&D expenses were $6.9 million for the three months ended 30 September 2020, compared with $3.1 million during the same period in 2019. The change was primarily related to increased activities associated with our ongoing development of COMP360, increased share-based compensation, and other increases in personnel costs to support the development of COMP360.
R&D expenses were $18.8 million for the nine months ended 30 September 2020, compared with $8.0 million during the same period in 2019. The change was primarily related to increased activities associated with our ongoing development of COMP360, increased share-based compensation, and other increases in personnel costs to support the development of COMP360.
General and administrative expenses: G&A expenses were $6.6 million for the three months ended 30 September 2020, compared with $3.1 million during the same period in 2019. $2.1 million of the increase was related to share-based compensation expenses, and there were also increases in legal and professional fees, personnel and consulting expenses, and facilities costs.
G&A expenses were $21.1 million for the nine months ended 30 September 2020, compared with $5.9 million during the same period in 2019. $9.7 million of the increase was related to share-based compensation expenses, and there were also increases in legal and professional fees, personnel and consulting expenses, and facilities costs.
Other income (expense), net: Other income (expense), net was a net expense of $3.1 million for the three months ended 30 September 2020, compared with a net income of $0.6 million during the same period in 2019. $4.3 million of the increase in net expense related to foreign exchange losses.
Other income (expense), net was a net expense of $1.5 million for the nine months ended 30 September 2020, compared with a net income of $1.9 million during the same period in 2019. $3.3 million of the increase in net expense related to foreign exchange losses.
Net loss: The net loss for the three months ended 30 September 2020 was $16.7 million, or $1.30 loss per share, (after including non-cash share-based compensation expense of $5.2 million), compared with $5.7 million, or $0.73 loss per share, during the same period in 2019 (after including non-cash share-based compensation expense of $1.8 million).
The net loss for the nine months ended 30 September 2020 was $41.5 million, or $3.90 loss per share, (after including non-cash share-based compensation expense of $16.6 million), compared with $12.0 million, or $1.68 loss per share, during the same period in 2019, (after including non-cash share-based compensation expense of $2.5 million).

COMPASS PATHWAYS PLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash	$196,505	$24,966
Restricted cash	29	18
Prepaid expenses and other current assets	10,671	7,187
Total current assets	207,205	32,171
Investments	500	—
Property and equipment, net	231	218
Other assets	59	—
Total assets	$207,995	$32,389
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,630	$1,262
Accounts payable - due to a related party	13	63
Accrued expenses and other liabilities	2,277	1,457
Convertible notes payable	—	12,397
Convertible notes payable - due to a related party	—	8,692
Total current liabilities	4,920	23,871
Total liabilities	4,920	23,871

Commitments and contingencies
Convertible preferred shares, £0.008 par value; no shares authorized, issued and outstanding at September 30, 2020; 9,782,505 shares authorized, issued and outstanding at December 31, 2019; aggregate liquidation preference of $39,279	—	38,908
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, £0.008 par value; 35,930,331 and 10,752,429 shares authorized, issued and outstanding at September 30, 2020 and December 31, 2019, respectively	367	111
Deferred shares, £21,391.504 par value; one share authorized, issued and outstanding at September 30, 2020; no shares authorized, issued and outstanding at December 31, 2019	28	—
Additional paid-in capital	278,098	7,162
Accumulated other comprehensive income (loss)	3,675	(98)
Accumulated deficit	(79,093)	(37,565)
Total shareholders’ equity (deficit)	203,075	(30,390)
Total liabilities, convertible preferred shares and shareholders’ deficit	$207,995	$32,389

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September		Nine Months Ended September
	2020	2019	2020	2019
OPERATING EXPENSES:
Research and development	6,875	3,121	18,822	7,987
General and administrative	6,551	3,107	20,909	5,730
General and administrative - fees due to a related party	56	42	143	135
Total operating expenses	13,482	6,270	39,874	13,852
LOSS FROM OPERATIONS:	(13,482)	(6,270)	(39,874)	(13,852)
OTHER INCOME (EXPENSE), NET:
Other income	109	17	302	52
Foreign exchange gains (losses)	(4,331)	45	(3,252)	67
Fair value change of convertible notes	—	—	(1,031)	—
Fair value change of convertible notes - due to a related party	—	—	(723)	—
Benefit from R&D tax credit	1,092	528	3,175	1,756
Total other income (expense), net	(3,130)	590	(1,529)	1,875
Loss before income taxes	(16,612)	(5,680)	(41,403)	(11,977)
Income tax benefit (expense)	(82)	—	(125)	—
Net loss	(16,694)	(5,680)	(41,528)	(11,977)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	4,806	(558)	3,773	(577)
Comprehensive loss	(11,888)	(6,238)	(37,755)	(12,554)
Net loss per share attributable to ordinary shareholders—basic and diluted	(1)	(1)	(4)	(2)
Weighted average ordinary shares outstanding—basic and diluted	12,834,889	7,789,132	10,638,738	7,134,760

Conference call

The COMPASS Pathways management team will host a conference call at 1.00pm GMT (8.00am ET) on 12 November, 2020. The call can be accessed by dialling (833) 665-0659 from the United States, +1 (914) 987-7313 internationally, and 0800 028 8438 from the UK, followed by the conference ID: 9377988.

The call will also be webcast live on the investors section of the COMPASS Pathways website (ir.compasspathways.com). The webcast will be archived for 30 days.

About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a

Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 21 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, USA. Our vision is a world of mental wellbeing. www.compasspathways.com

Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (Linkedin), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s Prospectus filed with the US Securities and Exchange Commission (SEC) on 21 September 2020 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.

Enquiries:

COMPASS Pathways
Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Amy Lawrence, amy@compasspathways.com, +44 7813 777919

Westwicke (for investor enquiries)
Stephanie Carrington, stephanie.carrington@westwicke.com, +1 646 277 1282